[MINTZ LEVIN LOGO]	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax
Michael L. Fantozzi -- 617 348 1640 -- mlfantozzi@mintz.com	www.mintz.com

May 8, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

  Re:
  Alphatec Holdings, Inc.
  Registration Statement on Form S-1, Filed February 6, 2006
  File No. 333-131609

Ladies and Gentlemen:

        On behalf of Alphatec Holdings, Inc. ("Alphatec" or the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 ("Amendment No. 3") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on February 6, 2006, as amended on March 23, 2006 and April 20, 2003.

        Amendment No. 3 is being filed in response to comments contained in the letter dated April 26, 2006 from Perry Hindin of the Staff (the "Staff") of the Commission's Division of Corporation Finance to Ronald G. Hiscock, the Company's President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

        We are delivering one courtesy copy of Amendment No. 3, marked to show the changes effected to the Registration Statement as initially filed, and one courtesy copy of this letter, to each of Lynn Dicker, Brian Cascio, Adelaja Heyliger and Perry Hindin of the Commission.

        As a preliminary matter, we advise the Staff that Amendment No. 3, in addition to setting forth changes responsive to the Staff's comments, also revises and updates the Registration Statement, as more particularly set forth therein.

Prospectus cover page

1.
Comment:    The identification of underwriters as serving as "joint book-running managers" or "co-managers" on the prospectus cover page is inappropriate. However, we have no objection to your current use of such terms on the back cover page of the prospectus. Please remove such terms from the prospectus cover page.

  Response:    The Company has made the requested revision on the prospectus cover page.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 49

Liquidity and Capital Resources, page 54

2.
Comment:    We note your response to prior comment 3. Please revise your disclosure in the registration statement to make it clear that HealthpointCapital is not obligated to provide any such additional funds.

  Response:    On May 1, 2006, HealthpointCapital provided a letter to the Company agreeing to provide funds necessary to continue to fund its operations through 2006. The Company is filing that letter as an exhibit to Amendment No. 3, and has updated the disclosures on pages 58 and F-8 of Amendment No. 3 to make it clear that HealthpointCapital has agreed to provide any necessary funds.

Financial Statements, page F-1

3.
Comment: Please include updated accountants' consents with all amendments to the filing.

  Response:    The Company has included updated accountants' consents in Amendment No. 3 and will do so in any subsequent amendments to the Registration Statement which include the reports of accountants.

Other Items

        In addition, in connection with the Staff's original comment 55 of your letter dated March 3, 2006, the Company has been informed by the underwriters that potential participants in the directed share program (the "Program") will not be required by the underwriters to enter into lock-up agreements with respect to shares acquired pursuant to the Program. However, the Company will require potential participants to execute a lock-up addressed to the Company with respect to shares acquired pursuant to the Program. The Company is supplementally providing the Staff with a copy of the proposed form of lock-up to be required by the Company in connection with the Program.

        Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Amendment, and kindly fax a copy of any written comments to the following parties:

James M. McKnight Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center 666 Third Avenue New York, NY 10017 (212) 935-3000 FAX: (212) 983-3115	Michael L. Fantozzi Sahir C. Surmeli Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Ebun S. Garner, Esq. Alphatec Holdings, Inc. 2051 Palomar Airport Road Carlsbad, CA 92011 (760) 431-9286 FAX: (760) 431-9083

Thank you for your assistance.

                      Very truly yours,

                      /s/  MICHAEL L. FANTOZZI

                      Michael L. Fantozzi

cc:
Securities and Exchange Commission
        Perry Hinden
        Adelaja Heyliger
        Lynn Dicker
        Brian Cascio
 Alphatec Holdings, Inc.
        John H. Foster
        Ronald G. Hiscock
        Stephen T.D. Dixon
        Ebun S. Garner
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        Stephen C. Curley
        James M. McKnight
        Sahir C. Surmeli
        Daren Graham
 Clifford Chance US LLP
        Alejandro E. Camacho
        Per B. Chilstrom
 Ernst & Young LLP
        Richard Mejia